FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May, 2004

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa

For the business and financial press Munich, May 12, 2004

Siemens expands position in the growing water market

Acquires US Filter Corporation’s systems and services businesses for $993 million

Siemens is expanding its activities in the rapidly growing market for water treatment and supply. As an important step in this strategy, the Industrial Solutions and Services Group (I&S) is acquiring the worldwide systems and services businesses of the US market leader, US Filter Corporation. The purchase price for the company — which employs around 5,800 individuals and has annual sales of some $1.2 billion — amounted to $993 million. A definitive agreement among Siemens and the French parent company Veolia Environnement, Paris, has now been reached. The transaction, which is expected to close before the end of September, is subject only to applicable regulatory approvals.

US Filter is headquartered in Palm Desert (CA) and Houston (TX) and consists of around 120 locations worldwide. It is the leading provider of municipal and industrial water treatment products and services in the North American market. The worldwide market for water treatment and supply as well as industrial wastewater treatment has a total annual volume of €290 billion. The industry’s size, coupled with an annual growth rate of more than six percent, makes it a particularly appealing business segment. The primary markets are in the United States and Europe.

For municipalities and industrial companies, water supply and treatment are critical topics for the 21st Century. Water belongs to the strategically significant and cross-Group areas in which Siemens is already well-positioned. The main activities are concentrated within the Groups Automation and Drives (A&D) and I&S. The I&S Group has the lead management for the water-related business. US Filter’s activities will also be organizationally led by this Group. The headquarter of the new I&S Group company will remain in Palm Desert.

I&S Group President Joergen Ole Haslestad said: “This acquisition is an important step in the framework of strengthening our Group portfolio. The growing water business will play a critical role within our industrial activities at Siemens. With it, we will be able to expand our product and service offerings for our customers, in particular within the world’s largest water market, the USA.”

Henri Proglio, Chairman of Veolia Environnement, said: “The sale of US Filter Corporation’s systems and services businesses generated significant interest from both strategic and financial investors. We found Siemens’ offer very convincing from all points of view: industrial, financial and strategic. This transaction will preserve the future and growth of these businesses and their teams, while providing attractive prospects for industrial and commercial cooperation with an important European group.”

The Siemens Industrial Solutions and Services Group (I&S) provides innovative solutions and services designed to improve competitiveness in processing and manufacturing industries and in infrastructure. Offerings cover the entire life cycle of industrial and infrastructure facilities, from consulting and planning through installation, operation, integration of MES-solutions, maintenance and modernization.

Siemens AG Corporate Communications Presseabteilung 80312 München	Informationsnummer: AXX 200405.46 e Peter Gottal 80312 München Tel.: +49-89 636-33645 Fax: -32825 E-Mail: peter.gottal@siemens.com

Presseoffice Industrial Solutions and Services Wieland Simon Phone.: +49-9131 7-46169; Fax: -25074 e-mail: wieland.simon@siemens.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: June 1, 2004	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Vice President and Corporate Controller

/s/ Dr. Georg Klein
	Name:	Dr. Georg Klein
	Title:	Head of Financial Disclosure